UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of May 2009

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

  Paris, May 7, 2009

PRESS RELEASE

Combined Ordinary and Extraordinary Shareholders’ Meeting of May 7, 2009

The Veolia Environnement Combined Ordinary and Extraordinary Shareholders’ Meeting convened at the Carrousel du Louvre in Paris on Thursday, May 7, 2009, and was chaired by Henri Proglio, Chairman and Chief Executive Officer. All the resolutions before the meeting were approved by a large majority.

In particular, the Shareholders’ Meeting:

•

Renewed the term of office of the following Directors, for a four year term, expiring at the Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending on December 31, 2012;

•	Monsieur Jean Azéma
•	Monsieur Augustin de Romanet de Beaune
•	Monsieur Philippe Kourilsky
•	Monsieur Henri Proglio
•	Monsieur Baudoin Prot
•	Monsieur Paolo Scaroni
•	Monsieur Louis Schweitzer
•

Approved the appointment of a new Director, Monsieur Pierre-André de Chalendar, Chief Executive Officer of La Compagnie de Saint-Gobain, for a four year term, expiring at the Shareholders’ Meeting convened to approve the financial statements for the fiscal year ending on December 31, 2012;

•

Approved the option to receive the 2008 dividend per share of €1.21 in shares or in cash. Shareholders may choose (1) to receive the 2008 dividend in shares or in cash between May 13, 2009 and May 28, 2009 inclusive by giving the appropriate instructions to their portfolio custodian. For shareholders who choose to receive the dividend in shares, the issue price of these new shares has been set at €16.06 after application of the maximum discount of 10%. For shares listed on the Euronext, the ex-dividend date will be May 13, 2009 (2) and the dividend will be paid in cash or in shares beginning on June 8, 2009 (3);

•	Approved the statutory and consolidated financial statements for the 2008 fiscal year.

In addition, the Board of Directors, which met on May 7, 2009, immediately after the Shareholders’ Meeting, decided to renew Monsieur Henri Proglio’s appointment as Chairman and Chief Executive Officer of the company for the duration of his term of office as Director.

The results of the votes and the entire rebroadcast of the Shareholders’ Meeting are available on: www.veolia-finance.com

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US investors contact Brian Sullivan – Tel +1 312-552-2847

Press releases also available on our web site: http://www.veolia-finance.

(1)This option may be subject to legal restrictions for shareholders who are not French residents. Shareholders are required to inform themselves of any conditions that may apply under their local law.

(2) For shares held in the form of ADRs on the NYSE, the ex-dividend date will be May 8, 2009.

(3)  Veolia Environnement shareholders will be notified of the practical arrangements for exercising the option for payment of the dividend in shares or in cash by their portfolio custodians. Information about these arrangements will also be available on www.veolia-finance.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 11, 2009

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary